Theralase™ Technologies Inc. Photo-Dynamic Therapy

...ET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:theralase@atlantor.com



PRESS RELEASE

FOR RELEASE 23 May 2006:

SUBJECT: **Theralase Technologies Reports Record First Quarter Earnings**

Toronto; 19 May 2006 -- **Theralase Technologies Inc. (TSXV : TLT & OTC BB : TLTFF)** announced record quarterly earnings of $74,519 for the period ending 31 March 2006, compared with a loss of $8,474 for the same period last year. Amortization expenses increased to $40,704 for the current period, from $14,227 last year, resulting in a positive cash flow of $115,223 for the period, compared with $5,753 last year. For both periods, the reportable per share profit (loss) was less than one cent per share.

Revenues increased 69% the current quarter to $334,344, up from $197,706 reported last year. U.S. sales are expanding following receipt of FDA approval for the U.S. marketing of the high-end Theralase therapeutic medical laser systems.

Theralase Technologies Inc. designs, develops, manufactures and sells leading edge, proprietary, innovative, higher-powered, super-pulsed therapeutic laser equipment employed in a wide range of photo-dynamic medical therapy applications. The Theralase technology platform targets several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatologic disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration, and for osteoporosis conditions -- and thirdly, combining proprietary metallic complexes with photo-dynamic lasers to attack specifically-targeted cancerous growths.

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For Further Information -- Contact:
Roger White; President & CEO
Phone: (905) 947-8455

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